July 15, 2009

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SCBT Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Form 8-K filed April 28, 2009
File No. 001-12669

Dear Mr. Windsor:

The letter is provided on behalf of SCBT Financial Corporation (the “Company,” “SCBT,” “we,” or “our”)  in response to the letter from the Securities and Exchange Commission (“SEC”) dated June 26, 2009 (the “Request Letter”) related to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the fiscal quarter ended March 31, 2009, Form 8-K filed April 28, 2009, and request for certain information.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the Request Letter.  For your convenience, we have restated the SEC’s comment prior to our response.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis, page 33

Loan Portfolio, page 48

1) We note Table 9 on page 50 showing the maturity distribution of your loans.  We also note you have not stipulated which loans have floating or adjustable interest rates in accordance with Section III.B of Guide 3.  In addition, we note Table 11 on page 53 does not delineate the charge-offs and recoveries by loan category in accordance with Section IV.A of Guide 3.  Lastly, we could not find the information required by Section IV.B of Guide 3.  Please provide us with this information for the required periods and confirm you will provide all of this data in future filings.

RESPONSE:

The following disclosure is provided in accordance with Guide 3, Section III. B:

At December 31, 2008, the Company had a balance for loans due after one year of $407.3 million with fixed interest rates and $141.6 million with adjustable interest rates in the commercial real estate loan category.  At December 31, 2008, the Company had a balance for loans due after one year of $92.1 million with fixed interest rates and $47.6 million with adjustable interest rates in the commercial and industrial loan category.

Additionally, please find attached the information required for the periods indicated in accordance with Guide 3, Section IV. A. (Revised Table 11) and Section IV. B (Table 11a).

SCBT Financial Corporation

Revised Table 11 - Summary of Loan Loss Experience

(dollars in thousands)

	2008	2007	2006	2005	2004

Allowance for loan losses at January 1	$26,570	$22,668	$20,025	$14,470	$11,700
Charge-offs:
Real estate:
Commercial	(1,532)	(446)	(798)	(459)	(283)
Consumer	(1,263)	(374)	(170)	(124)	(216)

Commercial owner occupied	(61)	—	(43)	(143)	—
Commercial & industrial	(1,449)	(682)	(454)	(550)	(316)
Other income producing property	(185)	(84)	(418)	(123)	—
Consumer	(1,092)	(491)	(505)	(451)	(995)
Other loans	(1,172)	(1,248)	(1,050)	—	(198)
Total loan charge-offs	(6,754)	(3,325)	(3,438)	(1,850)	(2,008)

Recoveries:
Real estate:
Commercial	103	99	54	82	9
Consumer	94	28	31	25	16

Commercial owner occupied	11	—	6	—	—
Commercial & industrial	140	254	199	124	114
Other income producing property	4	22	60	—	—
Consumer	258	214	192	152	159
Other loans	363	391	271	—	148
Total recoveries	973	1,008	813	383	446

Net charge-offs	(5,781)	(2,317)	(2,625)	(1,467)	(1,562)

Provision for loan losses	10,736	4,384	5,268	4,907	4,332
Allowance from acquisitions	—	1,835	—	2,115	—

Allowance for loan losses at December 31	$31,525	$26,570	$22,668	$20,025	$14,470

Average loans, net of unearned income	$2,220,448	$1,823,196	$1,646,906	$1,313,796	$1,043,471

Ratio of net charge-offs to average loans, net of unearned income	0.26%	0.13%	0.16%	0.16%	0.21%

Allowance for loan losses as a percentage of total loans	1.36%	1.28%	1.29%	1.30%	1.25%

SCBT Financial Corporation

Table 11(a) - Allocation of the Allowance for Loan Losses

As of December 31,

(in thousands)

	2008		2007		2006		2005		2004
	Amount	%*	Amount	%*	Amount	%*	Amount	%*	Amount	%*
Real estate:
Commercial	$11,960	37.4%	$10,442	38.7%	$8,886	38.7%	$7,289	35.5%	$6,077	41.4%
Consumer	6,909	22.3%	5,527	21.0%	5,010	22.3%	4,886	24.5%	4,153	29.0%

Commercial owner occupied	4,865	18.3%	3,268	14.8%	2,267	12.5%	1,982	12.3%	767	6.1%
Commercial & industrial	3,936	10.9%	3,587	12.3%	2,811	11.2%	2,163	11.9%	1,650	12.5%
Other income producing property	1,890	6.1%	1,568	5.9%	1,428	6.5%	1,302	6.0%	159	0.3%
Consumer	1,511	4.1%	1,594	5.7%	1,768	7.5%	1,762	8.4%	1,230	9.1%
Other loans	454	1.0%	584	1.6%	498	1.3%	641	1.3%	434	1.6%

Total allowance for loan losses	$31,525	100.0%	$26,570	100.0%	$22,668	100.0%	$20,025	100.0%	$14,470	100.0%

*  Loan balance in each category, expressed as a percentage of total loans

All of the information from the comment above will be provided as required in future filings (Form 10-K).

Nonaccrual Loans and Total Nonperforming Assets, page 50

2) We note that non-performing loans have increased from $6.3 million as of December 31, 2007 to $14.9 million as of December 31, 2008 and then to $21.3M as of March 31, 2009.  We also note your discussion of the seven loans which drove the increase in nonaccrual loans as of December 31, 2008 and the two commercial land loans which drove the increase as of March 31, 2009.  Please tell us and expand your discussion of these loans in future filings to include the following information:

•      When the loans were originated;

•      When the loans became non-performing;

•      The underlying collateral supporting the loans;

•      The last appraisals obtained for the loans, as applicable; and

•      Any other pertinent information deemed necessary to understand your review of the loans and related accounting for the loans as of December 31, 2008, March 31, 2009 and through the date of your response.

RESPONSE:

The seven loans which drove the increase from 2007 to 2008 were originated in 2005 (1), 2006 (4) and 2007 (2).  All of these loans became non-performing loans in the last half of 2008, except for one which became non-performing in May 2008.  The underlying collateral for all of these loans is real estate (4 residential land development loans, 1 multi-family development loan, 1 commercial non-owner occupied loan, and 1 completed residential spec loan), and the appraisals for four of the loans were done in 2008; one was done in 2007; and two were done in 2006.  For the loans with appraisals earlier than 2008, new appraisals were done in the first quarter of 2009.  Three of these loans are not in the depository footprint of the Company and are loan participations (Silverton related) which were acquired in prior bank mergers.  Three of the other four loans are located on the coast of South Carolina.

The two loans which drove the increase from the end of 2008 to March 31, 2009 were originated in October of 2007.  These loans became non-performing in January and March 2009, respectively.  The underlying collateral for one of these loans is seven lots of commercial real estate located in North Carolina, and the other loan is supported by 31 residential lots on the coast of South Carolina.  The appraisals for these two loans were recently updated with one being done in October of 2008 and one in March of 2009.

Through June 30, 2009, these “loans” (assets) are at different stages of resolution.  Two loans remain on non-accrual status with specific reserves totaling $987,000, and with a total loan balance of approximately $4.8 million.  Two “loans” were moved to OREO, and subsequently sold during the 2nd quarter of 2009, with original loan balances of approximately $1.4 million.  The charge-offs related to these two “loans” totaled approximately $376,000.  Four “loans” are now in OREO, and have been partially charged off by approximately $3.1 million.  The original loan balances on these four loans totaled approximately $6.9 million.  The last loan of this group is currently in the process of foreclosure, and the related collateral value is sufficient to cover the outstanding loan balance of approximately $394,000.

We will expand this discussion of these loans and similar loans in future filings to include the requested information.

3)  We note you recorded approximately $10.7 million in additional loss provision due to higher net charge-offs as well as loan growth during the year ending December 31, 2008.  Please tell us and revise future filings to more fully discuss the reasons for the provision in the period.  Additionally, tell us to what extent, if any, these conditions have changed from December 31, 2008 to the current date and discuss how your interim 2009 provisions have been impacted.

RESPONSE:

During 2008, the Company increased the allowance for loan losses (ALLL) compared to the prior year due to the increase in risk within the overall loan portfolio both on a general basis and a specific basis.  On a general basis, the company considers three-year historical loss rates, economic risk, model risk and operational risk when determining the ALLL.  All of these factors are reviewed and/or adjusted each reporting period to account for management’s assessment of loss within the loan portfolio.

The three-year historical loss rate on an overall basis increased from 2007 due to the increase in loan losses the Company experienced in 2008, and especially the last half of 2008.  This resulted in the need for a higher allowance for loan losses, given the rise in losses throughout the portfolio.  The loan losses experienced in the first half of 2009 remain at elevated levels which increases these factors in determining the general allowance for loan losses.

Economic risk increased in 2008 versus 2007 due to rise in unemployment, rise in foreclosures, and the decline in home sales within the Company’s markets.  These trends have continued into 2009, both in the first and second quarter of 2009.

Model risk has remained constant during 2008 and thus far into 2009.  This risk comes from the fact that our allowance for loan losses model (or, for that matter, any model) is not all inclusive.  Risk inherent with new products, new markets, and timeliness of information are examples of this type of exposure.  Management has not yet had any significant changes or evidence from independent credit review which would warrant a change in this risk factor, therefore, this component of our model did not significantly impact the provision for loan losses in 2008 and thus far in 2009.

Operational risk consists of the underwriting, documentation, closing and servicing associated with any loan.  This risk is managed through policies and procedures, portfolio management reports, best practices and the approval process.  The risk factors evaluated include the following:  exposure outside the Company’s deposit footprint, changes in underwriting standards, levels of past due loans, loan growth, supervisory loan to value exceptions, results of external loan reviews, the Company’s centralized loan documentation process and significant loan concentrations.  The overall operational risk has remained slightly increased during 2008, due primarily to the increase in the level of past due loans, levels of classified assets and loan growth, which occurred primarily during the first half of 2008.  This increase has been offset by a reduction in supervisory loan to value exceptions and a reduction in loan concentrations as the bank continues to reduce its portfolio of construction & land development loans.  During the first quarter of 2009, operational risk was reduced slightly due primarily to the decline in net loan growth.

On a specific basis, the allowance for loan losses increased by $2.1 million during 2008.  See page F-25, Note 5 and the analysis of changes in the allowance for loan losses.  Specific reserves have increased by approximately $243,000 since December 31, 2008.

In terms of the conditions and how they have changed since December 31, 2008 through the first half of 2009, the allowance remains elevated due to the continued higher level of net charge offs, rising unemployment, and weak real estate markets.  Offsetting this partially, is the fact that the Company has experienced no net loan growth since the beginning of the year (2009), reduced the exposure outside of our depository footprint, and reduced the Company’s loan concentrations.  Past due loans have leveled off at this point and are slightly lower than March 31, 2009; however, the level of classified loans continues to increase.

For future filings, the Company will more fully discuss the reasons the provision for loan losses in the reporting period in management’s discussion and analysis as requested above.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 41 of Definitive Proxy Statement on Schedule 14A

4) We note the disclosure that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.  Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

RESPONSE:

We confirm and will revise future filings of our Definitive Proxy Statement on Schedule 14A to disclose that loans to related persons were made on substantially the same terms, including interest rates, collateral and fee pricing as those prevailing at the time for comparable transactions with other persons not related to the lender, and did not, at the time they were made, involve more than the normal risk of collectability or present other unfavorable features.

Financial Statements

Note 1 — Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-13

5) We note your disclosure of your accounting policies with respect to impaired loans that states “[l]arge groups of smaller balance homogenous loans are collectively evaluated for impairment.”  As paragraph 6.a of SFAS 114 specifically scopes out large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, please tell us and clarify this policy in future filings.

RESPONSE:

The statement was intended to clarify that specific reserves are not established for smaller balance homogenous loans, but are collectively evaluated for loss under SFAS 5.  Accordingly, the Company will change this statement in future filings to clarify this policy.  The Company proposes the following policy statement:  “Large groups of smaller balance homogenous loans are collectively evaluated for loss and a general reserve is established accordingly.”

Note 4 — Investment Securities, page F-21

6) We note the significant unrealized losses related to your trust preferred securities at December 31, 2008 and March 31, 2009.  We have the following comments:

•      Please provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 and March 31, 2009, that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment.

•      Please provide us and consider disclosing in future filings a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

RESPONSE:

The Company holds investments in eight pooled trust preferred securities as of December 31, 2008 and March 31, 2009.

To determine net realizable value and assess whether other-than-temporary impairment (“OTTI”) existed, management performed detailed cash flow analysis to determine, in management’s judgment, whether it was probable that the Company would not receive all principal and interest payments expected at purchase.  The cash flow analysis was performed for each security and considered the following:

•      the current deferrals and defaults,

•      the likelihood that current deferrals would cure or ultimately default,

•      potential future deferrals and defaults,

•      subordination,

•      cash available for coverage and interest payments,

•      prepayment rates,

•      credit analysis of the underlying collateral, and

•      the priority of payments in the cash flow structure (senior vs. subordinated tranches).

The underlying collateral analysis included management’s review of each issuer within each pooled security.  Consideration of several factors relative to each issuer included the following:

•      capital adequacy,

•      asset quality, including Texas ratio analysis,

•      earnings trends, and

•      TARP participation

In addition, the credit ratings for each security and the extent of downgrades were considered in the overall analysis.  Due to wide discrepancy in ratings from the various rating agencies, the Company considered it prudent to independently review each security for possible OTTI due to credit or market-induced variables.

Given the current financial strength of SCBT relative to its liquidity and capital, the Company has the ability and intent to hold these securities until recovery of their value.  Based upon currently available information, the Company also believes the recorded declines in the value of these securities at December 31, 2008 and March 31, 2009, are attributable to the decline in liquidity of collateralized debt obligations in the secondary market and the related severe market dislocation experienced in 2008 and the first quarter of 2009, as well as the ongoing overall weakened outlook for the banking system.

Monitoring for OTTI is dependent on the previously mentioned assessments regarding future credit and market events and the general strength of the banking industry as it deals with credit losses in the current recessionary real estate market.  Acceleration of bank losses and the possibility of unforeseen bank failures could result in changes in the outlook for these securities and possible future determinations of OTTI.

As of December 31, 2008 and March 31, 2009, management determined based on all available evidence that there had not been an adverse change in the expected cash flows from the pooled trust preferred securities since the last valuation date.  Consequently, the Company has not recorded an OTTI charge.

Attached are two tables that provide the requested data, and we will consider revising future filings to include similar information.

SCBT Financial Corporation

Total Trust Preferred Securities

(dollars in thousands)

						Deferral /
				12/31/2008		Defaults	Excess Subordination *
		12/31/2008	12/31/2008	Unrealized	Credit	% of		Percent of
Deal Name - Pooled	# of Issuers	Book Value	Fair Value	Gain (Loss)	Ratings ^	Collateral	Amount	Deal

PreTSL IX B-3	51	$2,982	$1,945	$(1,037)	Ba3 / A	6.1%	$94,000	22.3%
PreTSL X B-1	58	3,500	1,576	(1,924)	B3 / A	12.1%	$75,000	16.7%
PreTSL XVI C	58	988	428	(560)	A2	6.9%	$131,000	23.2%

Trust Preferred Securities - unrealized loss > 12 months		7,470	3,949	(3,521)

PreTSL X B-3	58	979	450	(529)	B3 / A	12.1%	$75,000	16.7%
PreTSL XI B-1	67	3,000	1,605	(1,395)	B2 / A	9.4%	$108,000	19.8%
PreTSL XIII B-2	68	1,000	469	(531)	B3 / A	8.2%	$113,000	24.5%
PreTSL XIV B-2	63	1,800	1,032	(768)	Ba3 / A	4.2%	$102,500	22.4%
MMCaps I A	29	2,762	2,578	(184)	Aa1 / AAA	9.2%	$78,960	31.8%

Trust Preferred Securities - unrealized loss < 12 months		9,541	6,134	(3,407)

Total Trust Preferred Securities		$17,011	$10,083	$(6,928)

* Excess Subordination is the amount of the defaults necessary to deplete all of the credit enhancement (excess interest and overcollaterialization) beneath our tranche within each pool.  This would be the additional amount of deferrals/defaults needed before our tranche would not receive contractual cashflows (principal and interest) by maturity.

^  Represent ratings of Moody’s and Fitch (S&P does not rate these securities)

SCBT Financial Corporation

Total Trust Preferred Securities

(dollars in thousands)

						Deferral /
				3/31/2009		Defaults	Excess Subordination *
		3/31/2009	3/31/2009	Unrealized	Credit	% of		Percent of
Deal Name - Pooled	# of Issuers	Book Value	Fair Value	Gain (Loss)	Ratings ^	Collateral	Amount	Deal

PreTSL IX B-3	51	$2,982	$1,532	$(1,450)	Ca / CC	11.7%	$66,500	16.6%
PreTSL X B-1	58	3,500	1,329	(2,171)	Ca / CC	17.9%	$40,500	9.5%
PreTSL X B-3	58	979	379	(600)	Ca / CC	17.9%	$40,500	9.5%
PreTSL XVI C	58	997	129	(868)	Ca / CC	13.9%	$82,000	15.6%

Trust Preferred Securities - unrealized loss > 12 months		$8,458	$3,369	$(5,089)

PreTSL XI B-1	67	3,000	1,511	(1,489)	Ca / CC	10.3%	$98,000	18.0%
PreTSL XIII B-2	68	1,000	400	(600)	Ca / CC	12.1%	$67,500	15.2%
PreTSL XIV B-2	63	1,800	811	(989)	Ca / CC	8.4%	$75,000	17.0%
MMCaps I A	29	2,760	2,173	(587)	A3 / AAA	9.2%	$78,960	31.8%

Trust Preferred Securities - unrealized loss < 12 months		8,560	4,895	(3,665)

Total Trust Preferred Securities		$17,018	$8,264	$(8,754)

* Excess Subordination is the amount of the defaults necessary to deplete all of the credit enhancement (excess interest and overcollaterialization) beneath our tranche within each pool.  This would be the additional amount of deferrals/defaults needed before our tranche would not receive contractual cashflows (principal and interest) by maturity.

^  Represent ratings of Moody’s and Fitch (S&P does not rate these securities)

Form 10-Q for fiscal Quarter Ended March 31, 2009

Balance Sheet, page 1

7) We note your investment in FHLB Atlanta stock.  We also note that you did not consider this investment other than temporarily impaired as of March 31, 2009.  In order to provide more transparent disclosure, please tell us, and revise your future filings to disclose, how you considered any positive and negative factors in reaching this conclusion.  Please discuss how you considered the fact that the FHLB did not make any dividend payments in the fourth quarter of 2008 and will not make any dividend determination until after the end of each quarter and after quarterly results are known.  You may refer to the guidance of paragraphs 12.21 to 12.25 of the AICPA Audit Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06.

RESPONSE:

As of March 31, 2009, the investment in FHLB Atlanta stock represented approximately 0.315%, or $8.953 million, of total assets of the Company, which were $2.839 billion.

The Company has concluded that the investment in FHLB Atlanta stock was not other than temporarily impaired as of March 31, 2009 after considering the following factors:

•                  The Company evaluates ultimate recoverability of the par value.

•                  The Company currently has sufficient liquidity, or has access to other sources of liquidity to meet all operational needs in the foreseeable future, and would not have the need to dispose of this stock below the recorded amount.

•                  Historically, the FHLB does not allow for discretionary purchases or sales of this stock.  Redemptions of the stock occur at the discretion of the FHLB, subsequent to the maturity of outstanding advances held by the member institutions.  The Company has redeemed approximately $157,000 of its investment during 2009, at par value.

•                  The Company has reviewed the analysis prepared by the American Bankers Association and the assessment by rating agencies, like Moody’s, which have concluded that debt ratings are likely to remain unchanged and the FHLB has the ability to absorb economic losses, given the expectation that the various FHLBanks have a very high degree of government support.

•                  The unrealized losses related to the securities owned by the FHLBanks are manageable given the capital levels of these organizations.

•                  All of the FHLBs are meeting their debt obligations.

•                  The Company has considered the fact that the FHLB did not make any dividend payments (distributions) in the fourth quarter of 2008 and will not make any dividend determinations until after the end of each quarter when quarterly results are known; however, this stock (investment) was not acquired for receipt of dividends or stock growth, but for the purpose and right to receive advances (funding).  Further, the Company deems the FHLB’s process of determining after each quarter end whether it will pay a dividend and, if so, the amount as essentially similar to standard practice by most dividend-paying companies.

For the reasons above, the Company has concluded that the investment is not “other than temporarily impaired” and ultimate recoverability of the par value of this investment is probable.

As noted, the Company will disclose and provide in future filings the requested information.

Management’s Discussion and Analysis

Problem Loans, page 26

8) We note your disclosure regarding the Office of the Comptroller of the Currency’s closure of Silverton Bank on May 1, 2009.  Further, we note that you had three loan participations with Silverton with an aggregate outstanding participation loan balance of approximately $4.0 million and one piece of OREO that resulted in a charge off of $1.7 million.  Please tell us and revise future filings to state your original loan balances, number of loans, non-accrual and nonperforming loan amounts, and the timing and amounts charged-off for your Silverton loan participations.  In addition, please provide us with your basis for any remaining loan balances on your balance sheet as of March 31, 2009 and June 30, 2009, when available.

RESPONSE:

The Company had four loan participations from Silverton Bank.  The original loan balance of these loan participations totaled $6.4 million.  As of March 31, 2009, the Company has charged-off $1.7 million on one loan participation and moved this asset to OREO at approximately $665,000; two of the loan participations are on non-accrual status at approximately $2.3 million, with one of these loan participations having a specific reserve of $458,000; and one loan participation was accruing with a balance of approximately $1.6 million.  Based on this activity, the Company had three remaining loan participations totaling approximately $4.0 million with a specific reserve of $458,000, and one parcel of OREO with a carrying value of $665,000.

During the second quarter of 2009, the Company moved the one loan participation which was accruing to non-accrual status, and partially charged-off two of the loan participations totaling approximately $1.0 million.  The Company also moved one of these loan participations into OREO at a carrying value of $577,000.  In addition, the specific reserve for one of the loan participations was increased to $566,000 from $458,000.  The balances of these assets (OREO and non-accrual loan participations) at June 30, 2009 resulted in $1.2 million being included in OREO, and $2.4 million being included in non-accrual loans.

These actions were done as a result of actions taken by the Office of the Comptroller of the Currency and the FDIC relative to the assets of Silverton Bank, and as we have learned more information about how these particular credits may be resolved in the coming months.

The valuation of the loan balances and OREO at March 31, 2009 and at June 30, 2009 on the Company’s balance sheet is based upon recent appraisals of the related collateral (property), actions of the receiver of Silverton Bank, the FDIC, and the continued monitoring of these situations.  The valuation of OREO is also reduced by the estimated cost to sell the asset.

As noted, the Company will provide in future filings the requested information as outlined above.

Form 8-K filed April 28, 2009

General

9) We note your presentations of average tangible equity, tangible equity to tangible assets, tangible book value and other variations of these measures within this filing and the Form 10-K as of December 31, 2008.  These measurements appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

a.              To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements.

b.              To the extent that you plan to disclose these measures in future Item 2.02 Forms 8-K, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

c.               To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

RESPONSE:

In future filings with the Commission, (1) we will comply with the requirements in Item 10(e) of Regulation S-K, including clearly labeling ratios as non-GAAP measures and complying with all of the disclosure requirements, (2) to the extent that we disclose these measures in Item 2.02 of future Forms 8-K, we will provide all the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K, and (3) to the extent that we disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in our Item 8.01 Form 8-K, we will be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter.  Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and
Chief Financial Officer

cc:	Matt Snow, CPA, Member, Dixon Hughes PLLC
John Jennings, Nelson Mullins